SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Ph.: (21) 2514-6101 Fax: (21) 2514-5949

SUMMARY OF RESOLUTIONS

MINUTES OF THE 759th MEETING

OF THE BOARD OF DIRECTORS

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

On the fifteenth day of July in the year two thousand and sixteen, was called the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras on the agenda. Expressed their concerns Mr. WAGNER BITTENCOURT DE OLIVEIRA, President of the Board of Directors, and the Advisors JOSÉ DA COSTA CARVALHO NETO, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, WALTER MALIENI JUNIOR, JAILSON JOSÉ MEDEIROS ALVES, JOSÉ PAIS RANGEL e MARCELO GASPARINO DA SILVA.Decision 1: Election of Ms. Lucia Casasanta, selected by a specialized company of Head Hunter, for the position of Eletrobras Compliance Officer and Risk Management.The Board of Directors of Centrais Elétricas Brasileiras S.A - Eletrobras, in the exercise of its powers, DECIDED: ➢ 1. To approve, by majority vote, elect Mrs. Lucia Casasanta, selected by a specialized Head Hunter company, for the position of Eletrobras Compliance Officer and Risk Management; 2. determine that the Management Excutive Board - DA, adopt the necessary measures to comply with this Resolution. Decision 2: Extinction of Distribution Executive Board and its functions were incorporated into the Generation Executive Board, being elected Mr. Marcos Aurelio Madureira da Silva, then Chief of Distribution Officer, to answer for Generation Executive Board.The Centrais Elétricas Brasileiras S.A - Eletrobras Board of Directors, in the exercise of its powers, DECIDED: extinguish the Distribution Executive Board and its functions were incorporated into the Generation Executive Board, and elected Mr. Marcos Aurelio Madureira da Silva, then Chief of Distribution Officer, to answer for Generation Executive Board. Having none further to discuss, the Chairman of the Board gave the work ended, determining the drafting of this certificate of the resolution, which were read, approved and signed by me MARIA SILVIA SAMPAIO SANT'ANNA , Secretary of the Board, that I draw up.

Rio de Janeiro, July 15, 2016.

MARIA SILVIA SAMPAIO SANT’ ANNA
Board Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.